FOR IMMEDIATE RELEASE           CONTACT:
                                J. Brad McGee
                                Tyco International (US) Inc.
                                Senior Vice President
                                (603) 778-9700


                TYCO INTERNATIONAL COMPLETES ACQUISITION OF
                        GRAPHIC CONTROLS CORPORATION

     Hamilton, Bermuda, November 2, 1998 - Tyco International Ltd. (NYSE-TYC, LSE-TYI, BSX- TYC) (Tyco), a diversified manufacturing and service company, announced today that it has completed the previously announced acquisition of Graphic Controls Corporation from Bessemer Holdings, L.P., its affiliates, and members of Graphic Controls' management.

     As announced on September 22, 1998, Tyco agreed to purchase Graphic Controls, a leading designer, manufacturer, marketer and distributor of disposable medical products, for approximately $460 million in cash including the assumption of certain outstanding debt. Graphic Controls will be integrated with Ludlow Technical Products within the Tyco Healthcare Group.

     "Graphic Controls is an excellent addition to the Tyco Healthcare Group. Its product lines are complementary to our current line of disposable medical products," said L. Dennis Kozlowski, Tyco's Chairman and Chief Executive Officer. "This acquisition will result in an immediate positive impact on our earnings."

     Tyco International Ltd., a diversified manufacturing and service company, is the world's largest manufacturer and installer of fire protection systems, the largest provider of electronic security services, the largest manufacturer of flow control valves, and has strong leadership positions in disposable medical products, plastics and adhesives, electrical and electronic components, and underwater telecommunications systems. The company operates in more than 80 countries around the world and has expected fiscal 1999 revenues in excess of $16 billion.


FORWARD LOOKING INFORMATION

     Certain statements in this release are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. In particular, any statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future sales, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include, among other things, overall economic and business conditions, the demand for the Company's goods and services, competitive factors in the industries in which the Company competes, changes in government regulation and the timing, impact and other uncertainties of future acquisitions.